UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey
Zona de Carga
Carretera Miguel Alemán, Km. 24 s/n
66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Third Quarter 2010 Earnings Report

October 19, 2010

Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reported its unaudited, preliminary results for the third quarter and first nine months of 2010 today.

Unless otherwise stated, all references are to the third quarter of 2010 (3Q10), and all percentage changes are with respect to the same period of the prior year. Line items for cost of services and general and administrative expenses for the 2009 periods have been restated to make them comparable with the presentation used for 2010. The exchange rate used for converting amounts in U.S. dollars was Ps. 12.4801 per US$.

Highlights

During the third quarter of 2010, passenger traffic grew 4.3%, the total number of takeoffs and landings increased 7.1%, and cargo volume rose 28.9%. Total revenues increased 16.6%, with growth in both aeronautical (+11.6%) and non-aeronautical (+38.1%) revenues. Noteworthy were the increased revenues generated by the NH Terminal 2 Hotel at the Mexico City International Airport (“NH T2 hotel”), other leases (+24.9%), advertising (+21.9%), restaurants (+24.5%), and OMA Carga (+49.6%), as well as increases in passenger charges. As a result of the bankruptcy filing by the airlines of Grupo Mexicana (Mexicana de Aviación, Click Mexicana, and Mexicana Link) and their suspension of operations, the Company created a provision for Ps. 145.1 million, equivalent to 100% of Grupo Mexicana receivables. This provision is recorded under cost of services and affected operating income and Adjusted EBITDA, and caused a net loss for the quarter.

■	Passenger traffic increased 4.3% to 3.1 million. Domestic traffic increased 2.7% and international traffic increased 14.9%.

■	Terminal B of the Monterrey airport started operations on September 1, 2010. Aeroméxico, Aeroméxico Connect, and Delta are operating at this new Terminal.

■	Twenty-two new commercial spaces and passenger service establishments opened in our airports. The NH T2 hotel occupancy rate reached 70.7% for the quarter and 83.0% in September.

■	Airfreight volumes and OMA Carga revenues increased 28.9% and 49.6%, respectively, principally as a result of the operation of DHL’s cargo hub in Monterrey.

■
Total revenues increased 16.6% to Ps. 569 million. Aeronautical revenues per passenger increased 7.1%, and non-aeronautical revenues per passenger increased 32.4%. Monterrey, OMA’s principal airport, contributed 45.7% of revenues.

■
OMA created a provision for doubtful accounts of Ps. 145.1 million, equal to 100% of the amounts owed to OMA by the Grupo Mexicana airlines as of September 30, 2010. This provision, included in cost of services, reduced operating income and Adjusted EBITDA, and resulted in a net loss for the quarter.

■
Total operating costs and general and administrative expenses (GA) reached Ps. 374 million, including the Grupo Mexicana provision and the Ps. 18 million for hotel operating costs. Operating costs and GA expenses other than for the provision and hotel costs increased 14.9%, principally as a result of the start of operations of Terminal B and the Operations Control Center in Monterrey.

■
Adjusted EBITDA was Ps. 159 million, with an adjusted EBITDA margin of 28.0%. Operating income was Ps. 44 million, with an operating margin of 7.8%. Adjusted for the effect of the provision for doubtful accounts, Adjusted EBITDA would be Ps. 304 million with a margin of 53.5%, and operating income would be Ps.189 million with a margin of 33.3%.

■
As a result of the provision for the bankruptcy of the Grupo Mexicana airlines, the consolidated net loss was Ps. 5 million. Loss per share was Ps. 0.01, or US$0.01 per American Depositary Share (ADS).

■	Capital expenditures were Ps. 104 million in 3Q10. Bank financing provided a portion of the resources used for capital expenditures.

Operating Results

Passenger Traffic

The total number of flight operations (takeoffs and landings) increased 7.1% to 85,394 operations; domestic flight operations increased 4.5% and international flight operations increased 28.6%.

Total passenger traffic increased 4.3% (+127,257 terminal passengers). The increased traffic resulting from the economic recovery was greater than the negative effect generated by the suspension of operations of the Grupo Mexicana airlines effective August 28, 2010.

Eight of the 13 airports had increases in total traffic (See Annex Table 1, Passenger Traffic). The largest increases were recorded in Monterrey (+7.3%), which benefited from increased traffic on Magnicharter, Grupo Aeroméxico, and VivaAerobus; Chihuahua (+18.8%) and Ciudad Juarez (+3.7%), which benefited principally from increases in passengers on VivaAerobus; and Tampico (+6.1%), where Grupo Aeroméxico had the largest growth.

The Torreón, Zihuatanejo, Culiacán, and Reynosa airports had the largest reductions. The four airports were all affected by the suspension of operations by the Grupo Mexicana airlines, while Culiacán was also affected by a reduction in traffic on VivaAerobus.

Of total passenger traffic, 86.0% was domestic traffic and 14.0% was international traffic; 97.1% was commercial aviation and 2.9% was general aviation.  Monterrey generated 48.9% of total passenger traffic, Culiacán 8.8%, and Chihuahua 7.9%.

Domestic traffic volumes increased 2.7%. Five airports had increases in domestic traffic, led by Monterrey (+4.0%) and Chihuahua (+20.9%). The increase in Monterrey was generated principally from the increase in passenger traffic to Cancún; in Chihuahua, the increase came from traffic to Mexico City and Guadalajara.

The suspension of operations of the Grupo Mexicana airlines principally affected domestic traffic in Torreón (-17.2%), Zihuatanejo (-6.3%), and Reynosa (-8.1%). In Torreón and Reynosa, the Mexico City route was most affected; Zihuatanejo traffic decreased on the Toluca route. In addition, Culiacán traffic also decreased 2.2%, as a result of a reduction in passengers carried by VivaAerobus on its routes to Guadalajara and La Paz.

Airlines opened five new domestic routes during the quarter and closed four routes, as shown in the table. In addition, the suspension of the operations of the Grupo Mexicana airlines resulted in the closing of 19 domestic routes, of which two (also shown in the table) are not operated by other carriers.

International traffic increased 14.9%. Seven airports had increases in international traffic. The most significant increases were in Monterrey (+28.9%), San Luis Potosí (+24.9%), and Tampico (+12.6%). Monterrey and Tampico benefited from higher volumes on the Houston routes; San Luis Potosí from the Dallas route.

The airports with the largest international traffic reductions were Zacatecas (-12.3%), principally from the reduction of passengers on the routes to Chicago and Oakland as a result of the suspension of flights by Mexicana de Aviación, and Chihuahua (-6.3%), with a reduction in the number of passengers on the Dallas route.

During the quarter, VivaAerobus and Aeroméxico Connect each started flying the Monterrey-Houston route on July 2 and July 11, respectively. The suspension of operations of the Grupo Mexicana airlines resulted in the closing of five international routes. The Zacatecas-Los Angeles route is also flown by Volaris, but the other four routes (shown in the table below) are not operated by any other airline.

Air Cargo volumes increased 28.9%.  Of the total volume, 54.0% was domestic cargo (which grew 3.6%), and 39.7% was international (which increased 81.1%). The Monterrey, San Luis Potosí, and Chihuahua airports had increases of 45.9%, 12.6%, and 43.7%, respectively.

Non-aeronautical and commercial operations

During 3Q10, we continued to increase and improve the commercial offering and passenger services available in our airport terminals. Twenty-two new commercial businesses opened, including seventeen in the new Terminal B in Monterrey, and two new passenger services opened in other airports.

Terminal 2 Hotel Operations

The occupancy rate of the NH T2 hotel in Mexico City continued to increase as a result of advertising and marketing initiatives. The hotel had an average occupancy rate of 70.7%, and reached 83.0% in September. The average room rate was Ps. 1,152.6 per night.

The initiatives undertaken to promote the NH T2 hotel include new services such as a spa and check-in at the front desk for passengers of Aeroméxico and Aeroméxico Connect; promotional packages and agreements with airlines to attract their crews and passengers; programs to attract groups and events to the hotel; marketing campaigns directed to travel agencies; advertising campaigns in print and electronic media; and increased visibility on specialized internet sites.

Financial Results

Revenues

Total revenues increased 16.6% to Ps. 568.6 million, principally because of growth in NH T2 hotel revenues; increase in rental income, advertising, and restaurants, in large part because of the opening of Terminal B in Monterrey; OMA Carga air freight revenues; and an increase in passenger charges. The mix of revenues was 77.8% aeronautical and 22.2% non-aeronautical. The Monterrey airport contributed 45.7% of total revenues, Culiacán 7.7%, and Chihuahua 7.1%.

Aeronautical revenues increased 11.6% to Ps. 442.5 million. Revenues from both domestic and international passenger charges increased principally because of rate increases. Revenue from other airport services rose as a result of an increase in the volume of flight operations (takeoffs and landings).

The airports that contributed most to aeronautical revenues were Monterrey with 46.8%, Culiacán 8.7%, and Chihuahua 7.8%.

Aeronautical revenue per passenger increased 7.1% to Ps. 142.7.

Non-aeronautical revenues increased 38.1%, led by revenues from the NH T2 hotel (Ps. 27.4 million) and a 12.3% increase in other non-aeronautical revenues, led by other leases, advertising, and OMA Carga.

Monterrey contributed 41.9% of non-aeronautical revenues, the NH T2 hotel accounted for 21.8%, Mazatlán 6.3%, and Chihuahua 4.9%.

Non-aeronautical revenue per passenger increased 32.4% to Ps. 40.7, as a result of OMA’s revenue diversification initiatives. Non-aeronautical revenues per passenger, excluding the NH T2 hotel, increased 7.7% to Ps. 31.8.

Costs and operating expenses

As the result of the bankruptcy filing by the Grupo Mexicana airlines and their suspension of operations as of August 28, 2010, OMA created a provision for doubtful accounts of Ps. 145.1 million, equivalent to 100% of the amounts owed by Grupo Mexicana companies as of September 30, 2010 for passenger charges collected on behalf of OMA as well as amounts owed for airport services and leases. The provision is included in cost of services, and directly affected Adjusted EBITDA and Operating Income. The provision resulted in a net loss for the quarter. Independently of this provision, OMA is undertaking the legal measures required to defend its interests.

Cost of services and general and administrative expenses were a combined Ps. 374.5 million. These costs and expenses include, among others, the provision discussed above, the cost of hotel operations of Ps. 18.4 million (principally lease payments, payroll, materials and supplies, and advertising), and the costs and expenses from the start of operations of Terminal B in Monterrey.

Excluding the provision for doubtful accounts, the increase in cost of services and general administrative expense was 23.1%. Excluding as well the NH T2 hotel costs and expenses from both periods, the cost of all other services and general and administrative expenses increased 14.9%. This increase principally resulted from the start of operations of Terminal B and the Operations Control Center in Monterrey, which increased payroll costs, subcontracted services, and utilities (electricity, water, telephones).

Airport concession tax increased 17.3%; this tax is equal to 5% of gross revenues, in accordance with the Federal Royalties Law.

The technical assistance fee decreased 42.4%. This fee is charged as the higher of US$3.0 million per year or 5% of Adjusted EBITDA before technical assistance.

The operating results of the NH T2 hotel are not included in calculating the airport concession tax or the technical assistance fee.

Depreciation and amortization increased 12.7% as a result of a higher level of investments and the depreciation of the NH T2 hotel assets (Ps. 4.2 million in 3Q10).

Total costs and operating expenses increased 61.3% to Ps. 524.1 million, as a result of the factors discussed above.  Eliminating the effect of the Grupo Mexicana provision, total costs and operating expenses increased 16.7%. Eliminating as well the costs and operating expenses related to the hotel from both periods, all other costs and operating expenses increased 11.0%.

Adjusted EBITDA and Operating income

Operating income was Ps. 44.5 million and Adjusted EBITDA was Ps. 159.2 million. The variation in both is the result of the factors discussed above that increased costs and operating expenses. The operating margin in 3Q10 was 11.6% and the Adjusted EBITDA margin was 31.8%.

Adjusted for the provision for doubtful accounts, the operating result would have been Ps. 189.5 million, with a margin of 33.3%, and Adjusted EBITDA would have been 304.3 million, with an Adjusted EBITDA margin of 53.5%.

Other income (expense), financing expense, and taxes

Comprehensive financing expense decreased to Ps. 10.9 million from Ps. 11.2 million in 3Q09, as a result of lower interest expense, which resulted from the capitalization of Ps. 17.0 million in interest expense from previous quarters related to work under construction.

Income tax provision of Ps. 41.2 million was essentially unchanged from the prior year period. Tax provision includes the effect of the increase in the corporate income tax rate to 30% as part of Mexico’s fiscal reform enacted last December. Cash taxes were Ps. 34.5 million, and deferred taxes were Ps. 6.7 million. The effective tax rate was 113.0%. Taxes reflect a higher level of cash single rate corporate tax (IETU) provision since deductible capital expenditures were lower, and the effect of the provision for doubtful accounts for Grupo Mexicana.

Net Loss

The provision resulting from the Grupo Mexicana bankruptcy resulted in a Consolidated net loss was Ps. 4.8 million in 3Q10, and Net loss of majority interest was Ps. 4.4 million. Loss per share were Ps. 0.01, and loss per ADS were US$0.01 per ADS. Each ADS represents eight Series B shares. (See Annex Table 3.)

Capital expenditures

During 3Q10 capital expenditures were Ps. 104 million, including both Master Development Plan (MDP) investments and strategic investments.

The most important MDP investments during the third quarter were:

■	In Monterrey: construction of an electrical substation, installation of air conditioning equipment, and finishing works and putting into service Terminal B;

■	First phase of the rehabilitation of the runway and improvements in the lighting system for the Zacatecas airport;

■	Expansion of the commercial aviation platform and construction of a service road at the Mazatlán airport;

■	Improvements in the platform lighting for the Acapulco airport;

■	Expansion of the commercial platform, construction of service roads, and acquisition of an ecological incinerator at the Durango airport;

■	Rehabilitation of the general aviation platform and access roads at the Tampico airport; and

■	Replacement of the runway and improvements in the lighting system in the public areas of the terminal at the Chihuahua airport.

Liquidity

During the first nine months of 2010, operating activities generated net cash of Ps. 463.6 million, as compared to Ps. 333.2 million during 9M09. Investment activities used cash of Ps. 326.5 million; and financing activities were an outflow of Ps. 10.1 million. (See Annex Table 4.)

Total short- and long-term debt as of September 30, 2010 was Ps 1,006 million, of which Ps. 332.2 million contributed to cash flow during the first nine months of the year.  These resources were used principally to finance capital investments.

Dividends paid during 9M10 were Ps. 299.1 million; this includes the third (January 15, 2010) and fourth (April 15, 2010) installments of the dividend declared for 2008 results, and the first (July 15, 2010) installment of the dividend declared for 2009 results. Operation of the share repurchase program generated Ps. 18.5 million in the first nine months of 2010.

OMA had a net increase in cash of Ps. 127.0 million during the first nine months of 2010, with a balance of cash and cash equivalents of Ps. 394.8 million as of September 30, 2010.

OMA has no exposure to any financial derivative instruments as of the date of this report.

Subsequent developments

Bankruptcy proceeding for Compañia Mexicana de Aviación as it affects OMA: OMA was included in the provisional list of creditors on September 6, 2010 in Mexicana de Aviación’s bankruptcy proceeding (concurso mercantil). On October 15, 2010, OMA requested recognition of its claims for rent and airport services. In addition, OMA will request the return of all funds that Mexicana de Aviación collected from its passengers on OMA’s behalf for passenger charges (TUA), as these funds are not part of the bankruptcy estate.

Environmental Recertification: In September, the Culiacán, Mazatlán, and Zacatecas airports received recertification for Environmental Quality from the federal environmental protection agency, PROFEPA.

National Prize for Saving Electrical Energy: The Mazatlán airport won second place in the XIV National Electrial Energy Saving awards sponsored by the FIDE, the Trust for Saving Electrical Energy, in the category of medium-size commercial and service companies.

Second quarterly payment of 2009 dividend: On October 15, 2010 the first quarterly installment of the dividend declared by the Annual Shareholders’ Meeting on April 16, 2010 was paid. The amount was Ps.0.25 per share.

Industry developments

FAA lowers Mexico’s civil aviation rating to Category 2: The U.S. Federal Aviation Administration (FAA) announced on July 30, 2010 that it was lowering its assessment of Mexico’s civil aviation compliance with international safety standards to Category 2 from Category 1. This action restricts the ability of Mexican airlines to open new routes between the two countries.

OMA (NASDAQ: OMAB; BMV: OMA) will hold a conference call on October 20, 2010 at noon Eastern time, 11:00 am Mexico City time.

The conference call is accessible by calling 877-941-2069 toll-free from the U.S. or +1 480-629-9713 from outside the U.S. The conference ID is 4375271. A taped replay will be available through October 27, 2010 at 877-870-5176 toll free or + 1-858-384-5517, using the same ID.

The conference call will also be available by webcast at http://ir.oma.aero/events.cfm.

Annex Table 1

Annex Table 2

Annex Table 3

Annex Table 4

Annex Table 5

Notes and disclaimers

Adjusted EBITDA: OMA defines Adjusted EBITDA as net income minus net comprehensive financing income plus taxes and depreciation and amortization, and excludes other income (expense). Adjusted EBITDA is equivalent to the concept UAFIDA in Mexico. Adjusted EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. Our management believes that Adjusted EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA and Adjusted EBITDA are not defined under U.S. GAAP, and may be calculated differently by different companies.

Aeronautical revenues: are revenues from rate regulated services. These include revenue from airport services, regulated leases, and access fees from third parties to provide complementary and ground transportation services. Airport service revenues include principally departing domestic and international passenger charges (TUA), landing fees, aircraft parking charges, passenger and carry-on baggage screening, and use of passenger jetways, among others. Revenue from third party access fees to provide complementary services include revenue sharing for ramp services, aircraft towing, water loading and unloading, cabin cleaning, electricity supply, catering, security, and aircraft maintenance, among others. Revenues from regulated leases include principally rental to airlines of office space, hangars, and check-in and ticket sales counters. Revenues from access charges for providers of ground transportation services include charges for taxis and buses.

American Depositary Shares (ADS): Securities issued by a U.S. depositary institution representing ownership interests in the deposited securities of non-U.S. companies. OMA’s depositary bank is Bank of New York Mellon. Each OMA ADS represents eight Series B shares.

Capital expenditures, Capex: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties.

Cargo unit: equivalent to 100 kg of cargo.

Earnings per share and ADS: use the weighted average of shares or ADS outstanding for each period, excluding Treasury shares from the operation of the share purchase program.

Exchange rate: Amounts in U.S. dollars (US$) are converted at the end of quarter exchange rate, as published in the Official Diary of the Federation.

Master Development Plan (MDP): The investment plan agreed to with the government every five years, under the terms of the concession agreement. These include capital investments and maintenance for aeronautical activities, and exclude commercial and other non-aeronautical investments. The investment horizon is 15 years, of which the third five years are committed investments.

Maximum Rate System: The Ministry of Communications and Transportation (SCT) regulates all our aeronautical revenues under a maximum rate system, which establishes the maximum amount of revenues per workload unit (one terminal passenger or 100kg of cargo) that may be earned by each airport each year from all regulated revenue sources. The concessionaire sets and registers the specific prices for services subject to regulation, which may be adjusted every nine months as long as the combined revenue from regulated services per workload unit at an airport does not exceed the maximum rate. The SCT reviews compliance with maximum rates on an annual basis after the close of each year.

Mexican Financial Reporting Standards (MFRS): financial statements and other information are presented in accordance with current MFRS and their Interpretations (INIFs). These standards differ in certain significant respects from U.S. GAAP.

Non-aeronautical revenues: are revenues that are not subject to rate regulation. These include commercial services such as parking, advertising, car rentals, leasing of commercial space, freight management and handling, and other lease income, among others.

Passengers: all references to passenger traffic volumes are to terminal passengers.

Passenger charges (TUA, Tarifa de Uso de Aeropuerto) are paid by departing passengers (excluding connecting passengers, diplomats, and infants). Rates are established for each airport and are different for domestic and international travel.

Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period. Percentage changes for passenger traffic or financial items are calculated based on actual numbers.

Strategic investments: refers only to those investments that are additional to those in the Master Development Plan.

Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Unaudited financials: financial statements are unaudited, preliminary statements for the periods covered by the report.

Workload Unit: one terminal passenger or one cargo unit.

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel and commercial areas inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the third largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, please visit us at:
■	Website:	http://www.oma.aero
■	Twitter:	http://twitter.com/OMAeropuertos
■	Facebook:	http://www.facebook.com/pages/OMA/137924482889484

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: October 20, 2010